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                              March 28, 2024

       Mark McCaffrey
       Chief Financial Officer
       GoDaddy Inc.
       2155 E. GoDaddy Way
       Tempe, AZ 85284

                                                        Re: GoDaddy Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-36904

       Dear Mark McCaffrey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our Financial Model, page 66

   1. We note your customer retention rate for each of the five years ended December 31,
                                                        2023 was approximately
85%, which appears to indicate that it has decreased since prior periods when you
disclosed it exceeded 85%. Similarly, the retention rate for customers who have been with you
over three years as of 2023 was approximately 92% compared to disclosure in prior
years that stated it was more than 93%. Please provide in your response the customer retention
rates for each period in the respective three- and five-year periods.
                                                        Also, tell us what
consideration was given to disclosing the exact customer retention rate for each period and
including a discussion of significant fluctuations between periods.
                                                        Refer to SEC Release
No. 33-10751.
 Mark McCaffrey
FirstName  LastNameMark McCaffrey
GoDaddy Inc.
Comapany
March      NameGoDaddy Inc.
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
Results of Operations
Year-Over-Year Comparison, page 69

2. We note fluctuations between periods in cost of revenue and other expense line items and
         Segment EBITDA are due to two or more factors, some of which are offsetting. We also note your reference to changes being due "primarily" to these factors. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology, rather than general or vague terms such as "primarily," to describe each contributing factor. Refer to Item 303(b) of Regulation S-K and
Section III.D of SEC
         Release No. 33-6835.
General

2023 Fourth Quarter Earnings Presentation

3. We note your presentation of free cash flow per share throughout the 2023 Fourth Quarter
         Earnings Presentation on your website. Please revise to remove this presentation as non-
         GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Refer to 100(b) of Regulation G.
4. We also note disclosure of Total Liquidity in your earnings presentation on your website.
         Please revise to explain how Total Liquidity is determined. If Total Liquidity is a non-
         GAAP measure, revise to provide the disclosures required by Item 100(a) of Regulation
         G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Alan Denenberg